10-3-94           General Reporting Rules                      2018-E
                       UNITED STATES                        OMB APPROVAL
                                                             ------------
           SECURITIES AND EXCHANGE COMMISSION      OMB Number:        3235-0058
                  Washington, D.C. 20549
                                                   Estimated average burden
                                               Hours per response..........2.50
                                  FORM 12b-25

                            NOTIFICATION OF LATE FILING

(Check One):[]Form 10-KSB []Form 20-F [] Form 11-K [X]Form 10-QSB [] Form N-SAR

                  For Period Ended: June 30, 2000____ [ ] Transition Report on Form 10-K [ ] Transition Report on Form 20-F [ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q [ ] Transition Report on Form N-SAR For the Transition Period
                  Ended:

  Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:




PART I--REGISTRANT INFORMATION

FINANCIAL INTRANET INC.                                   .
-----------------------------------------------------------
Full Name of Registrant


Former Name if Applicable

116 RADIO CIRCLE
Address of Principal Executive Office (Street and Number)

MT. KISCO, NEW YORK 10549
-------------------------
City, State and Zip Code

PART II-- RULES 12b-25(b) AND (c)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b- 25(b), the following should be completed. (Check box if appropriate)

     [ ] (a) The reasons described in reasonable detail on Part III of this form could not be eliminated without unreasonable effort or expense;

[  X  ]  (b)  The  subject  annual  report,  semi-annual
                           report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III- NARRATIVE

State below in reasonable detail why the Form 10-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period, (Attach Extra Sheets if Needed)

         The Form 10-QSB could not be filed within the prescribed time period because the Company has engaged in a certain shifting of focus in regards to its business operations.

PART IV-- OTHER INFORMATION

(1)      Name and telephone number of person in regard to this notification

Steven W. Schuster, Esq.              (212)                 448-1100
--------------------------       -----------------      -----------------------
      (Name)                       (Area Code)            (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer no, identify report(s). X Yes No ----------- ---------------


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or por X Yes No

         The Company continued to incur losses.

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
         narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         See: Exhibit A




                                    FINANCIAL INTRANET, INC.
                       -------------------------------------
                               (Name of Registrant as Specified in Charter)

     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date     AUGUST 14, 2000                By     /s/ MICHAEL SHEPPARD, PRESIDENT
    --------------------------           ----------------------------------
                                             MICHAEL SHEPPARD, PRESIDENT

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
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Intentional  misstatements  or omissions  of fact  constitute  Federal  Criminal
Violations (See 18 U.S.C. 1001).




                                      GENERAL INSTRUCTION

     1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchanged on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13- (b) of Regulation S-T.

                                    Exhibit A

Loss for the quarter ending June 30, 2000 will be approximately $1,800,000, after taking into consideration costs accrued related to discontinued operations, as compared to a loss of approximately $650,000 for the same period of the prior year. Aside from those losses, which were accrued pursuant to a plan of restructuring and discontinuing of certain operations as approved by the Board of Directors in July 2000, the difference is primarily attributed to non-cash financing fees and interest expensed attributable to financing and acquisition transactions.